

12061901

SEC
Mail Processing
Section

JUN 29 2012

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2011 (MM/DD/YY) AND ENDING 4/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSA Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11311 McCormick Road - Suite 500
(No. and Street)

Hunt Valley (City) MD (State) 21031-8622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Bowling 443-798-7417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Rd, Ste 500 (Address) Timonium (City) MD (State) 21093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristine Bowling, CPA, FinOp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSA Equities, Inc., as of June 28, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Controller 
Signature

Controller/FinOp
Title


Notary Public Deborah Mitcherling
MP 11-18-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSA EQUITIES, INC.
Hunt Valley, Maryland

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 30, 2012



CliftonLarsonAllen

PSA EQUITIES, INC.
Hunt Valley, Maryland

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 30, 2012

TABLE OF CONTENTS



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Independent Auditor's Report

To the Stockholder of
PSA Equities, Inc.
Hunt Valley, Maryland

We have audited the accompanying statement of financial condition of PSA Equities, Inc. (a Maryland Corporation) (the Company) as of April 30, 2012 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSA Equities, Inc. as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) required by Rule 17a-5 under the Securities Exchange Act of 1934 as of and for the year ended April 30, 2012 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Baltimore, Maryland
June 27, 2012

FINANCIAL STATEMENTS

PSA EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$ 170,010
Commissions receivable	34,900
Due from affiliates, net	646,124
Prepaid expenses and other assets	10,592
TOTAL ASSETS	$ 861,626

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 69,417
Clearing fees payable	1,517
Income tax payable	38,000
Deferred tax liability	5,600
Total liabilities	114,534
STOCKHOLDER'S EQUITY	
Common stock - 5,000 no-par value shares authorized, 100 shares issued and outstanding, stated value of $40 per share	4,000
Additional paid in capital	1,000
Retained earnings	742,092
Total stockholder's equity	747,092
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 861,626

The accompanying notes are an integral part of these financial statements.

PSA EQUITIES, INC.
STATEMENT OF INCOME
Year Ended April 30, 2012

REVENUES	
Commission income	$ 1,024,710
Fee income	1,621
Total revenues	1,026,331
EXPENSES	
Commission expense	414,036
Salaries and payroll taxes	70,634
Computer expenses and data processing	22,829
Licensing fees	19,404
Other operating expenses	18,260
Professional fees	14,000
Clearing expenses	6,321
Total expenses	565,484
Income from operations	460,847
OTHER INCOME	
Interest income	5,834
Income before provision for income tax	466,681
PROVISION FOR INCOME TAX	(178,600)
NET INCOME	$ 288,081

The accompanying notes are an integral part of these financial statements.

PSA EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended April 30, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
BALANCE, APRIL 30, 2011	$ 4,000	$ 1,000	$ 454,011	$ 459,011
Net income	-	-	288,081	288,081
BALANCE, APRIL 30, 2012	$ 4,000	$ 1,000	$ 742,092	$ 747,092

The accompanying notes are an integral part of these financial statements.

PSA EQUITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended April 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 288,081
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Effects of changes in assets and liabilities:	
Commissions receivable	18,994
Due from affiliates, net	(338,794)
Prepaid expenses and other assets	1,889
Commissions payable	13,650
Clearing fees payable	(1,375)
Income tax payable	38,000
Deferred income tax	(2,400)
Net cash and cash equivalents provided by operating activities	18,045
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	151,965
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 170,010

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PSA Equities, Inc. (the Company) is incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly-owned subsidiary of PSA Financial, Inc., a wholly-owned subsidiary of PSA Holdings, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries the accounts of the clients and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company's agreement with the clearing broker-dealer may be canceled by either party upon ninety days written notice.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses, and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents consist of funds held in a money market account. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Effective January 1, 2011 through December 31, 2012, all non-interest bearing transaction accounts are fully guaranteed by the Federal Deposit Insurance Corporation (FDIC). The Company's Interest-bearing accounts are covered by the Securities Investor Protection Corporation.

Commission Income

Commission income includes commissions earned from providing investment advisory services and brokering securities transactions. Substantially all commission income is recorded when the services are provided and the income is reasonably determinable.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

NOTE 2 – COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker-dealer and from mutual fund companies relating to client security transactions originated by the Company.

The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of commissions receivable. Based on historical collection experience and a review of current commissions receivable, the Company believes all commissions receivable will be collected. Accordingly, no allowance for doubtful accounts has been recorded as of April 30, 2012.

NOTE 3 – OFF-BALANCE SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2012, the Company had net capital of $84,091, which was $34,091 in excess of its required net capital, and the Company's net capital ratio was 1.30 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended April 30, 2012 personnel costs totaling $70,634 were charged to, and paid by, the Company. The Parent is obligated to pay all indirect expenses of the Company. The Company has no obligation to reimburse or otherwise compensate the Parent for settling the liability related to all or portions of such costs, and the amount of these costs is not determined. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account. All direct expenses of the Company are paid by the Parent and reimbursed by the Company.

NOTE 6 – FOCUS REPORT

There are no differences between these financial statements and the amended April 30, 2012 FOCUS report filed with the FINRA.

The differences between the audited computation of net capital reserve requirements and the original April 30, 2012 FOCUS report as submitted, are as follows:

	Allowable Assets	Non-Allowable Assets	Liabilities	Net Capital
As originally reported	$ 256,986	$ 798,270	$ 97,767	$ 144,934
Subsequent adjustments to commissions receivable and the related commissions payable	(52,051)	-	(26,833)	(25,218)
Subsequent adjustment to record income taxes	-	(143,000)	38,000	(35,600)
Subsequent adjustments for accrual of accounting fees	-	1,446	-	(25)
As amended	$ 204,935	$ 656,716	$ 108,934	$ 84,091

NOTE 7 – INCOME TAXES

The Company files a consolidated federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand-alone taxpayer. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has reduced its amount due from affiliates by $143,000 as of April 30, 2012 as a result of the current income tax provision, as the Parent will pay federal income taxes on behalf of the Company. The Company files a stand-alone state tax return, and as a result, the Company has recorded income taxes payable of $38,000 as of April 30, 2012. The Company has recorded a deferred tax liability totaling $5,600 as of April 30, 2012.

NOTE 7 – INCOME TAXES (CONTINUED)

The provision for income taxes for the year ended April 30, 2012 consists of:

	Current	Deferred	Total
Federal	$ (143,000)	$ 2,000	$ (141,000)
State	(38,000)	400	(37,600)
	$ (181,000)	$ 2,400	$ (178,600)

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

United States statutory rate	34.00%
State income taxes (net of federal benefit)	5.45%
Other	-1.17%
Effective rate	38.28%

The components of the net deferred tax liability as of April 30, 2012 are as follows:

Deferred tax liabilities:	
Miscellaneous accruals and prepaid expenses	$ (5,600)

The difference between the Company's reported income tax provision and the income tax provision that would have resulted from applying federal statutory tax rates to the pre-tax income from operations relates to the effect of permanent differences and state income taxes.

The Company has adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of April 30, 2012

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of April 30, 2012.

The federal and state income tax returns of the Company for 2012, 2011 and 2010 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events through June 27, 2012, the date the financial statements were available to be issued. Events or transactions occurring after April 30, 2012, but prior to June 27, 2012, that provided additional evidence about conditions that existed at April 30, 2012 have been recognized in the financial statements for the year ended April 30, 2012. Events or transactions that provided evidence about conditions that did not exist at April 30, 2012, but arose before the financial statements were available to be issued, have been recognized in the financial statements for the year ended April 30, 2012.

SUPPLEMENTARY INFORMATION

PSA EQUITIES, INC.
STATEMENT PURSUANT TO PARAGRAPH (d)(4) 17a-5
April 30, 2012

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II Focus Report filing as of April 30, 2012.

PSA EQUITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
April 30, 2012

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 747,092
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		747,092
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		747,092
6. Deductions and/or charges		
A. Total nonallowable assets from Balance Sheets		
1. Due from Parent	646,124	
2. Prepaid expenses and other assets	10,592	
B. Other deductions and/or charges	4,000	
		660,716
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		86,376
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	2,285	
		2,285
10. Net capital		$ 84,091

PSA EQUITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
April 30, 2012
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	7,262
12. Minimum dollar net capital requirement of reporting broker	$	50,000
13. Net capital requirement (greater of line 11 or 12)	$	50,000
14. Excess net capital (line 10, less line 13)	$	34,091
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	24,091

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	114,534
17. Additions		-
18. Deductions:		
1. Deferred tax liability		5,600
19. Total aggregate indebtedness	$	108,934
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		1.30

PSA EQUITIES, INC.
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
April 30, 2012

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

OTHER INFORMATION



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Report of Independent Auditors' on Internal Accounting Control Under Rule 17a-5 of the Securities Exchange Act of 1934

To the Stockholder of
PSA Equities, Inc.
Hunt Valley, Maryland

In planning and performing our audit of the financial statements of PSA Equities, Inc (the Company) as of and for the year ended April 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed during our audit of the financial statements of the Company as of and for the year ended April 30, 2012, and this report does not affect our report thereon dated June 27, 2012.

DOCUMENTED REVIEW OF FINANCIAL DATA

The Company does not have formal policies and procedures to document review over financial transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis.

While the Company's management performs review of financial data at least monthly, the lack of policies and procedures requiring review to be documented could cause the review of financial data to be incomplete or inadequate, resulting in errors and irregularities within the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

Baltimore, Maryland
June 27, 2012